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                              March 20, 2023

       Ryan Preblick
       Chief Financial Officer
       Indivior PLC
       234 Bath Road, Slough, Berks, SL1 4EE
       United Kingdom

                                                        Re: Indivior PLC
                                                            Amendment No. 3 to
Draft Registration Statement on Form 20-F
                                                            Submitted March 10,
2023
                                                            CIK No. 0001625297

       Dear Ryan Preblick:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form 20-F, submitted March 10, 2023

       Risk Factors
       Risks Related to our Group and its Business
       Compliance with the terms and conditions of our Corporate Integrity Agreement..., page 14

   1. We note your revised disclosure on page 15 that the Group's Board of Directors has reviewed the
effectiveness of the Group's "Compliance Measures." Please clarify whether
                                                        "Compliance Measures"
is a defined term and, if so, please revise your disclosure to define this term in the
first instance. Additionally, we note that you have removed the following sentence from
the registration statement, "The FTC Order contains notice and reporting requirements
over a 10 year period related to certain activities, including product switching conduct and
filing of a Citizen Petition." Please tell us why this disclosure has
 Ryan Preblick
Indivior PLC
March 20, 2023
Page 2
       been removed.
Risks Related to Intellectual Property
We may incur substantial costs as a result of litigation or other proceedings relating to patents and other intellectual property rights..., page 34

2. We note the removal here of your disclosure regarding the U.S. District Court for the
       District of Delaware's ruling in June 2016 that certain claims in your Patent 8,475,832 were invalid and that you intend to file a notice of appeal in regard to aspects of that decision. With a view toward disclosure, please tell us whether the notice of appeal was filed and the status of that proceeding. To the extent material, please include risk factor disclosure regarding any adverse impact that this ruling may have on your business.
Business Overview
Research and Development
Long term pipeline
OPNT004 - Drinabant Injection for Acute Cannabinoid Overdose ("ACO"), page 82

3. We note your disclosure that an exclusive global licensing agreement was signed with
       Sanofi for the development and commercialization of drinabant for the treatment of ACO.
       Please revise your disclosure to quantify any milestone payments and up-front payments paid to date, and potential milestone and royalty obligations. Additionally, please file the agreement with Sanofi as an exhibit to your registration statement or tell us why you believe such filing is not required.
       You may contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                              Sincerely,
FirstName LastNameRyan Preblick
                                                              Division of
Corporation Finance
Comapany NameIndivior PLC
                                                              Office of Life
Sciences
March 20, 2023 Page 2
cc:       Michael Levitt, Esq.
FirstName LastName